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Alok Jain · 2nd

Co-Founder & CEO at Moonshot Junior Inc

San Jose, California, United States · Contact info

13,671 followers

2 mutual connections: Tom Middlen and Renji Bijoy

+ Follow | View in Sales Navigator | More

Moonshot Junior Inc

Indian Institute of Technology, Bombay

Providing services
Career Development Coaching
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Highlights

Reach out to Alok for...
Probono consulting and volunteering, Joining a nonprofit board.

Message

Featured


A FUN-LEARNING BOARD GAME
TO MAKE YOU THE SMARTEST ENTREPRENEUR IN TOWN
MOONPRENEUR
Fostering Entrepreneurship Through Active Gameplay

Introducing Moonpreneur: Entrepreneurial Board Game
YouTube
We are teaching children Entrepreneurship through our innovative product...


All You Need
TO KNOW ABOUT
INNOVATOR PROGRAM

All You need to know about INNOVATOR PROGRAM
YouTube
The world is changing at a lightning speed. Is your child ready to adapt to this changi...


Expert S
with
Ken Bu

Expert seat wi
YouTube
On the Expert S
mentor, author,

Activity

13,671 followers

Moonshot Junior Inc Jr partnered with India #Blockchain Alliance to present...
Alok shared this
4 Reactions

PayPal: The Original Product Growth Company 🚀
Alok shared this
3 Reactions

The Future Of Experiential Learning | Ashutosh Jhureley | Ezyschooling |...
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1 Reaction

Boom, literally
Alok shared this
3 Reactions

"A girl should be two things: Who and what she wants." — Coco Chanel You...
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11 Reactions

The Future Of Experiential Learning | Ashutosh Jhureley | Ezyschooling |...
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3 Reactions

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About

"The best way to predict the future is to create it." - Peter Drucker

I firmly believe in the adage that opportunities don't just happen, you create them. I also believe that v ... see more

Experience

Co-Founder & CEO
Moonshot Junior Inc
Apr 2020 – Present · 1 yr 5 mos
San Francisco Bay Area

Moonshot Junior Inc. is a Silicon Valley-based startup, that is remodeling the concept of empowering today's builders and innovators, and turning them into tomorrow's educators and entrepreneurs. Our cutting-edge platform and products strive to uncover and nurture the STEAM skills in children. The best part is, this platform is an overlay around the ideas, projects, and products straight out of the creative minds of children between 7-17 years, with some guidance from subject-matter experts where necessary.

We take pride in helping any kid who has questions, ideas, and above all, curiosity, ...see more

eZdia
7 yrs 10 mos

Co-Founder & Board Member
Part-time
Apr 2020 – Present · 1 yr 5 mos
San Francisco Bay Area

We are disrupting the way eCommerce creates content today. Our content creation platform, CrewMachine™ brings a unique way of creating the eCommerce product content using Artificial intelligence/Machine learning and crowdsourcing via a network of 35,000+ subject matter experts. ...see more

Co-Founder, Chief Sales & Marketing Officer
Mar 2018 – Mar 2020 · 2 yrs 1 mo
San Francisco Bay Area

Show 1 more role

Co-Founder & President
Realtycohost
Sep 2017 – Present · 4 yrs
San Francisco Bay Area

Co-Founder & President
Tulsana Consultancy
Aug 2008 – Oct 2017 · 9 yrs 3 mos
Houston, Texas Area

Head of SEO
Walmart.com
Jun 2011 – Oct 2013 · 2 yrs 5 mos
San Bruno, CA

Lead Multi-Billion$ SEO/Direct marketing channel for Walmart.com:
* Lead marketing intelligence, SEO content & marketing strategy, vendor relations etc.
* Owned forecasting and budgeting for SEO/Direct channels
* Managed large teams of SEO analysts/writers. ...see more

SEO in the Boardroom - Leveraging Relevant...

SEO Business Analyst
eBay
May 2010 – May 2011 · 1 yr 1 mo

* Developed and implemented effective SEO strategies for various in-house portals with the goal of improving their overall visibility on the internet and in turn increasing revenue.
* Using web analytic to analyze traffic trends and behavior and measure success of SEO efforts. ...see more

Product Engineer
Texas Instruments
Nov 2005 – Jul 2008 · 2 yrs 9 mos

Product Engineer
Infineon Technologies
Nov 2003 – Nov 2005 · 2 yrs 1 mo

Test Engineer
Micron Technology
Mar 2001 – Apr 2003 · 2 yrs 2 mos

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Education

Indian Institute of Technology, Bombay
MS/Mtech, Electrical Engineering
1999 – 2001

SGSITS, Indore
BS/BE, Electrical Engineering
1995 – 1999

Skills & endorsements

E-commerce · 99+

Endorsed by **PK Van Deloo and 15 others who are highly skilled at this**

Endorsed by **10 of Alok's colleagues at eZdia Inc.**

Online Marketing · 99+

Endorsed by **Mike Allen and 8 others who are highly skilled at this**

Endorsed by **6 of Alok's colleagues at eZdia Inc.**

SEO · 99+

Endorsed by **Ashmith Singh and 2 others who are highly skilled at this**

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Recommendations

Received (5) Given (15)

Stewart Mohammadi
Head of SEO @ Workato
February 14, 2014, Stewart reported directly to Alok

Alok has keen insights into what factors drive effective search campaigns. His ideas concerning content strategy have moved the needle in terms of traffic and revenue, but they enjoy the added benefit of being scalable. It's been a pleasure working with him.



Houston Jayne
SEO and Growth Marketing | Fmr SEO Director @ Walmart, SEO Manager @ eBay | Head of SEO | Organic Growth
November 26, 2013, Alok worked with Houston in the same group

Alok brings a vast vast knowledge of experience in online marketing and SEO. He's passionate about his work and dedicated to achieving success. He has a refreshing curiosity for how things work and learning from his peers. Personally, he is a blast to hang out with and talk about life.

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Accomplishments

2 **Languages**
English • Hindi

1 **Publication**
SEO in the Boardroom

Interests

Moonshot Jr Parenting - Raising Entrep
17 members



Dan Ariely
I do research in behavioral economics and try t
350,143 followers

Indian Institute of Technology, Bombay
263,704 followers

Walmart
3,574,162 followers



Sara Blakely
Founder and CEO of SPANX
1,406,030 followers



Mickey Mikitani
CEO, Rakuten Group, Inc.
1,266,865 followers

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